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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 8-A/A

                           Amendment No. 6 to
                   Registration Statement on Form 8-A

           For Registration of Certain Classes of Securities
                Pursuant to Section 12(b) or (g) of the
                    Securities Exchange Act of 1934

                             SHONEY'S, INC.
      (Exact name of registrant as specified in its charter)

              Tennessee                               62-0799798
(State of incorporation or organization)    (IRS Employer Identification No.)

   1727 Elm Hill Pike, Nashville, TN                    37210
(Address of principal executive offices)              (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check
the following box.  [   ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box.  [   ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

      Securities registered pursuant to Section 12(b) of the Act:

       Title of each class              Name of each exchange on which
       to be so registered              each class is to be registered
       -------------------              ------------------------------
              None                                   None

      Securities registered pursuant to Section 12(g) of the Act:

                     Rights to Purchase Common Stock
                     -------------------------------
                            (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On March 7, 1988, the Board of Directors of Shoney's, Inc., a Tennessee corporation (the "Company"), declared a dividend of one right (a "Right") for each four outstanding shares of common stock, par value $1.00 per share ("Common Stock"), of the Company held of record at the close of business on March 15, 1988 (the "Record Time"), or issued thereafter and prior to the Distribution Date (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Distribution Date. The Rights were issued pursuant to a Rights Agreement, dated as of March 7, 1988 (the "Rights Agreement"), between the Company and Citizens and Southern Trust Company (Georgia), National Association, as Rights Agent. On March 1, 1989, the Rights Agreement was amended to adjust the Purchase Price (as hereinafter defined) as a result of a plan of recapitalization and on March 15, 1993, the Rights Agreement was further amended to increase the Purchase Price and to formalize the appointment of the successor Rights Agent, Harris Trust and Savings Bank.

     On May 25, 1994, the Company and Harris Trust and Savings Bank, as Rights Agent, amended and restated the Rights Agreement in its entirety (the "1994 Rights Agreement"). Thereafter, the 1994 Rights Agreement was amended (the "Amendments"): (a) as of April 18, 1995 to include a procedure to consider the possible redemption of the Rights in the event that a Qualified Offer is received by the Company; (b) as of June 14, 1996 to revise the definition of "Acquiring Person"; and (c) as of April 20, 1998 to increase the beneficial ownership required to qualify as an Acquiring Person from 10% to 20% or more of the outstanding shares of the Company's Common Stock and to exclude the Company and certain of its affiliates from the definition of Acquiring Person.

     Harris Trust and Savings Bank subsequently resigned as Rights Agent and the Company appointed Registrar and Transfer Company as successor Rights Agent (the "Rights Agent"). The Company and the Rights Agent then entered into an Amended and Restated Rights Agreement, dated as of December 4, 2000 and effective as of August 8, 2001 (the "Restated Rights Agreement") solely to formalize the appointment of Registrar and Transfer Company as Rights Agent and to consolidate the Amendments to the 1994 Rights Agreement. Effective as of August 20, 2001, the Company and the Rights Agent entered into Amendment 1 to Amended and Restated Rights Agreement ("Amendment 1 to Restated Rights Agreement"), to reflect an adjustment to the price at which holders may purchase securities issuable upon exercise of one whole Right from $60.00 to $20.00. The terms of the Rights, as so amended, are summarized herein. All terms not otherwise defined herein shall have the meanings ascribed thereto in the Restated Rights Agreement, as amended.

     Each Right entitles its registered holder to purchase from the Company, after the Distribution Date, one share of Common Stock, for $20.00 (the "Purchase Price"), subject to adjustment. The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Distribution Date"): (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Distribution Date that would otherwise have occurred) after the date on which any Person commences a tender or exchange offer which, if consummated, would result in such Person's holding 30% or more of the Common Stock, and (ii) the tenth day after the first date




(the "Flip-in Date") of public announcement by the Company that such Person has become an Acquiring Person (as defined below), other than as a result of a Flip-over Transaction or Event (as defined below); provided that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Distribution Date without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. The Restated Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued before the Distribution Date shall evidence one Right for each four shares of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Restated Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend or the existence of an earlier form of legend, certificates evidencing shares of Common Stock outstanding on or prior to August 8, 2001 shall also evidence one Right for each four shares of Common Stock evidenced thereby. Promptly following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Distribution Date.

     An Acquiring Person is any Person having Beneficial Ownership of 20% or more of the outstanding shares of Common Stock other than: (i) any Person who is the Beneficial Owner of 20% or more of the outstanding shares of Common Stock on the date of the 1994 Rights Agreement or who shall become the Beneficial Owner of 20% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock, until such time hereafter or thereafter as such Person shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Common Stock, (ii) any Person who is the Beneficial Owner of 20% or more of the outstanding shares of Common Stock but who acquired Beneficial Ownership of shares of Common Stock without any plan or intention to seek or affect control of the Company, if such Person promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such shares), sufficient shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) so that such Person ceases to be the Beneficial Owner of 20% or more of the outstanding shares of Common Stock, or (iii) any Person who Beneficially Owns shares of Common Stock consisting solely of one or more of
(A) shares of Common Stock Beneficially Owned pursuant to the grant or exercise of an option granted to such Person by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock), Beneficially Owned by such Person or its Affiliates or Associates at the time of grant of such option or (C) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) acquired by Affiliates or Associates of such Person after the time of such grant which, in the aggregate, amount to less than 1% of the outstanding shares of Common Stock. In addition, the Company, any wholly-owned Subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a wholly-owned Subsidiary of the Company shall not be an Acquiring Person.

     The Rights will not be exercisable until the Business Day following the Distribution Date. The Rights will expire on the earliest of: (a) the Exchange Time (as defined below),




(b) the close of business on May 25, 2004, (c) the date on which the Rights are redeemed as described below and (d) upon the merger of the Company into another corporation pursuant to an agreement entered into when there is no Acquiring Person (in any such case, the "Expiration Time").

     The Purchase Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

     In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Restated Rights Agreement, as amended, that number of shares of Common Stock of the Company having an aggregate Market Price on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date equal to twice the Purchase Price for an amount in cash equal to the then current Purchase Price. In addition, to the extent not prohibited by applicable law, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights become void), and if there shall be insufficient authorized but unissued shares of Common Stock to permit the exercise in full of the Rights, each Right shall automatically be exchanged for shares of Common Stock at an exchange ratio of four shares of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Distribution Date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

     In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event, (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Restated Rights Agreement, as amended, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Purchase Price for an amount in cash equal to the then current Purchase Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Restated Rights Agreement, as amended. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

     The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) of the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Restated Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

     In the event the Company shall receive a Qualified Offer (as hereinafter defined), the Board of Directors of the Company shall either (i) within 60 days of receipt of the Qualified Offer either redeem the Rights or approve an alternative transaction which the Board of Directors of the Company has determined to be financially superior for the holders of shares of Common Stock other than the Person making the Qualified Offer and its Affiliates or
(ii) call a special meeting of shareholders at which the shareholders shall vote on whether to redeem the Rights, which the Board of Directors of the Company shall do if a majority of the outstanding shares not Beneficially Owned by the person making the Qualified Offer votes affirmatively to request the Board to redeem the Rights. A "Qualified Offer" is a tender offer (i) made in accordance with applicable law, (ii) for all outstanding shares at the same price per share, (iii) for cash on a fully-financed basis or for non-cash consideration consisting solely of New York Stock Exchange listed securities offered on a basis that will afford holders of Shares tax-deferred treatment, (iv) not subject to financing, funding or due diligence conditions and (v) as to which a nationally recognized investment banking firm selected by the Company has not opined is inadequate.

     The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.




     The Restated Rights Agreement (which includes as Exhibit A thereto the forms of Rights Certificate and Election to Exercise), and Amendment 1 to Restated Rights Agreement, are incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the Restated Rights Agreement (and such exhibit thereto) and the Amendment 1 to Restated Rights Agreement.

ITEM 2.  EXHIBITS.

The following exhibits are filed as a part of this Amendment No. 6 to Registration Statement on Form 8-A:

(1) Amended and Restated Rights Agreement, dated as of December 4, 2000, and effective as of August 8, 2001, between Shoney's, Inc. and Registrar and Transfer Company, as Rights Agent (including as Exhibit A thereto the forms of Rights Certificate and Election to Exercise).

(2) Amendment No. 1 to Amended and Restated Rights Agreement, dated as of August 20, 2001, by and between Shoney's, Inc. and Registrar and Transfer Company, as Rights Agent.












                                 SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 20, 2001                 SHONEY'S, INC.



                                      By:    /s/ F.E. McDaniel, Jr.
                                           ----------------------------------
                                      Name:  F.E. McDaniel, Jr.
                                      Title: Secretary, Treasurer and General
                                             Counsel